UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2014

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. (the “Company”) discloses to its shareholders and the market in general that it has hired BTG PACTUAL CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A., with its headquarters located at Avenida Brigadeiro Faria Lima, No. 3477, 14th floor, part, in the City and State of São Paulo, registered in the Corporate Taxpayers’ Registry (CNPJ/MF) under No. 43.815.158/0001-22 (“Market Maker”), to perform the duties of Market Maker of the Company’s common shares (ticker OIBR3) and preferred shares (ticker OIBR4) within the scope of the São Paulo Stock Exchange (BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros - BM&FBOVESPA), in accordance with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) Instruction No. 384, dated March 17, 2003, the Accreditation Rules for Market Makers in Managed Markets by the BM&FBOVESPA and all other applicable laws and regulations, to substitute Brasil Plural Corretora de Câmbio, Títulos e Valores Mobiliários S.A., the new corporate name of Flow Corretora de Câmbio, Títulos e Valores Mobiliários S.A., which acted as market maker until this date.

The agreement with the Market Maker is intended to boost the liquidity of the Company’s common and preferred shares and shall be in effect for twelve months, with automatic renewals for twelve-month periods if there is no manifestation by either party to the contrary.

The Company also discloses that there are 1,238,690,417 of its common shares and 3,234,519,744 of its preferred shares outstanding, as defined in article 4-A, § 2, of Law No. 6,404/76, and its controlling shareholders did not enter into any agreement with the Market Maker that regulates the exercise of the right to vote or the purchase and sale of the Company’s securities.

The Market Maker will commence its activities on July 28, 2014.

Rio de Janeiro, July 25, 2014.

Oi S.A.

Bayard De Paoli Gontijo

Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2014

OI S.A.

By:	/s/ Bayard De Paoli Gontijo
Name:	Bayard De Paoli Gontijo
Title:	Chief Financial Officer